Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

COMMITMENT TO GROWTH.

     Petrobras, the Ultra Group and Braskem intend to acquire the businesses of the Ipiranga Group with the goal of increasing the Ipiranga Group’s growth potential. In addition, the acquisition would ensure that the Ipiranga Group continues to be Brazilian owned. Petrobras, the Ultra Group and Braskem are 3 major companies that have united to strive toward these goals.
If the acquisition is completed:
•	Petrobras will acquire the Ipiranga Group’s fuel and lubricant distribution business in the North, Northeast and Central West of Brazil.
•	The Ultra Group will acquire the Ipiranga Group’s fuel and lubricant distribution businesses in the South and Southeast of Brazil and will maintain the Ipiranga brand name.
•	Braskem and Petrobras will acquire the assets of Ipiranga Petroquímica and control of Copesul.
More than just taking over the businesses of this major company, Petrobras, the Ultra Group and Braskem have undertaken a joint commitment to Brazil, to the state of Rio Grande do Sul and to those constituents that make up the Ipiranga Group – its shareholders, employees, partners, communities and consumers. These commitments can basically be summed up in one word: growth.
•	Commitment to the growth of Brazil.
In acquiring the businesses of Ipiranga, Petrobras, the Ultra Group and Braskem are keeping a company that is part of Brazil's heritage, Brazilian. This deal strengthens all 3 companies, strengthens the economy of Brazil, the state of Rio Grande do Sul and the national petrochemical industry, while maintaining use of the Ipiranga brand.
•	Commitment to growth in Rio Grande do Sul and growth in the Southern Petrochemical Complex.
The acquisition will help ensure that the state of Rio Grande do Sul, through Copesul and the companies that make up the petrochemical complex, will play a major role in Brazil's petrochemical industry, will assist in strengthening the production chain in that state and will focus on innovation and technology, which will help foster new investment possibilities in Rio Grande do Sul.
•	Commitment to Refinaria Ipiranga

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

If the acquisition is completed, Petrobras, the Ultra Group and Braskem will acquire the operations of Refinaria Ipiranga and have committed to ensuring Refinaria Ipiranga’s operational continuity.
• Commitment to the Ipiranga brand. A brand name respected by Brazilians.
Ipiranga is one of the most valuable brands in Brazil. It is responsible for approximately 20% of fuel distribution in the Country. The Ultra Group will continue use of the Ipiranga brand, with the goal of strengthening the brand’s message of service to the consumer.
• Commitment to grow with clients and partners to increasingly improve the service to our consumers.
Petrobras, the Ultra Group and Braskem are companies that are recognized for their respect of these values. Investing in these partnerships and new management concepts will bring operational benefits to the Ipiranga Group. This benefits our clients and partners.
• Commitment to better corporate governance practices and the creation of value for all shareholders.
Commitment to the creation of value for the Ipiranga Group’s shareholders. The Ipiranga Group’s shareholders will have the opportunity the be a part of a larger company with a simplified corporate organizational structure.
• Commitment to ethics, transparency and sustainability.
True growth is only possible on a sustainable basis; when the assets and resources of a company are managed in a responsible and transparent manner. Sustainability, ethics and transparency have made Petrobras, the Ultra Group and Braskem benchmarks in the market, who regularly supply their partners and investors with clear, up-to-date and consistent information on the management, plans and performance of their respective businesses.
• Commitment to the communities in which we operate, and to the social and cultural programs which we sponsor.
Petrobras, the Ultra and Braskem are assuming the commitment to maintain the investments that the Ipiranga Group has been making in the social and cultural area.
• Commitment to those who make Ipiranga what it is. At the end of the day, people are the engine for growth.
Those who will contribute to growth and productivity are the people that make Ipiranga what it is. Training, recognition and attributing worth to those people that make up the Ipiranga Group, are what will enable us to fulfill all our commitments described above.

BRAZIL INVESTING IN BRAZIL.